Filed by Vertical Aerospace Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Broadstone Acquisition Corp.

Commission File No.: 001-39506

Date: July 21, 2021

Ben Kallo, Baird:

Michael, thanks for joining us very much, actually let me read the disclosure very quickly. Please refer to event confirmation email, published research or Baird's website for important disclosures regarding the companies discussed during the event. Thank you. So, Michael, maybe just give just a brief overview of your company and then we'll jump in with some more detailed questions. And thank you again for joining.

Michael Cervenka, Vertical Aerospace:

Thanks Ben, and delighted to be here. So I guess a bit around Vertical Aerospace, we'll get more into the questions, but we've actually been going over five years. So we're one of the longer players in this eVTOL market. I think you'll pick out some real different features in terms of our strategy, but we're very much focused on building a world-class engineering team.

We've built and flown two prototypes. We've got a winged vehicle that we'll be flying end of this year. We'll talk more about product strategy and so on I'm sure. But really I guess until recently, our focus has been perhaps a bit British and focusing on building a world-class engineering team.

Some amazing partners. So we've got Rolls Royce, Honeywell, Microsoft all investing. Really broad routes to market with American Airlines and Avalon, the world's second largest leasing company also investing and placing significant orders. And an option order with Virgin. So I think really exciting space.

I look forward to saying more about the company. But perhaps hand over to some of the questions and then let's make this two way. Otherwise I'll talk for the next 45 minutes, and keen that this is two way.

Ben Kallo, Baird:

Sure. George, do you want to kick it off.

George Gianarikas, Baird:

Sure. So we're very blessed to have our first stable air mobility day today. And it's only because there are just so many companies that seem to be coming to the market. So can you help us understand your perspective as to why this appears to be happening all at the same time, whether it's certain technical milestones that have been met, certainly societal milestones that have been met, such that we feel we're on the cusp of a change in the way air transport [inaudible 00:02:06]

Michael Cervenka, Vertical Aerospace:

So, I think firstly there is a technical element to this. So, we've all dreamed of trying to fly over the traffic for a long time. Undeniably there is a big market opportunity if we can do that quietly, safely, environmentally friendly and so on.

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But really it's a combination of a few technologies that is just starting to make this possible. So first we're actually riding off the back of the last two decades of major investment from the automotive industry in driving lighter weight batteries, lighter weight motor systems.

We then have from the consumer electronics and the wider electronics industry, the miniaturization of electronics. And for these vehicles, that's fundamental in terms of things like the flight control system. So the ability for a pilot through a vehicle that is doing really different missions, whether it's taking off, landing vertically, transforming to winged flight, et cetera, the ability to control that and control those electric motors and to create a really easy environment for the pilot is fundamental. So those flight control systems are now much lighter, much cheaper, and yet can still hit the same safety levels as a commercial airliner.

And then the other bit for me is around lightweight composites. And so when you bring all of these technologies together, our strong view is that eVTOL really represent the highest near term value opportunity for the electrification of aviation. We'd love to be able to fly long distance, batteries are not good enough for that today.

But there's a real opportunity with something that is, it's not just about a helicopter, these are vehicles that are between 30 and a 100 times quieter than a helicopter. In the safety standards we are going through where the answer will actually be a 100 times safer than a helicopter. So the same safety levels we've got used in commercial airlines. Our obviously zero emissions at the point they're used, and then are a fifth of the operating cost. So it's really disruptive from a technology point of view.

And we're just about now able to do vehicles that can carry a reasonable payload over a reasonable distance and be commercially viable. So, there's obviously an element around that.

There's a lot of hype in this space. There are a lot of players that have got some pretty pictures, some of them don't really cut engineering muster. I still think the biggest challenge right now is for companies to have the knowledge and expertise to certify an aircraft. And in an aviation world, that's not about proving it works, it's about proving it doesn't fail. So actually that's going to be a big distinguishing factor. And those that have the capabilities, both in their companies and partners, to do that, I think there'll be a big whittling down in that process.

But then I think the broader bit is there's a mega trend around urbanization. Clearly Uber in its former Elevate days has done a lot to bring lots of stakeholders together, create some excitement, but also create some investment and some really credible players in this space. And I think there is undoubtedly a pent-up demand for this kind of mode of transportation.

So it's those market dynamics combined with the technology that is now starting to be viable that is really what's causing this big upsurge in interest and number of players.

Ben Kallo, Baird:

Thank you. You mentioned the people out there with a nice slide deck and an idea versus some of the more established players like yourselves. Could you talk us through where you are in the development cycle, and maybe include in there also the different types of certifications and where you are in the certification process.

Michael Cervenka, Vertical Aerospace:

Interestingly Vertical came out of a Formula One route, our founder in fact has already founded a very successful British company Ovo Energy, it's the second largest retail company in the UK, it has about 8,000 employees, $7 billion revenue. So we have a track record in our founder in growing a successful business.

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But I think very early on he recognized, and certainly I strongly endorse this since I joined the company, that certification standard is the real challenge. So, we're strategically located in Bristol in England. Bristol is one of really three aviation clusters in the world. We access about 300 aerospace companies and we really have the pick of the talent in that space. We're the only really credible eVTOL company, we're not trying to compete with others. And we have this amazing talent on our doorstep.

And we've gone, for a lot of the company, very heavily into acquiring the best talent, who has not just prototyping experience, but real experience in certifying aircraft and propulsion systems. So collectively we've certified or done major upgrades on over 30 different aircraft and propulsion systems globally.

We then very much combined that with a shared ownership of the certification challenge. So I think one of the differentiators on us is we strongly believe in a partnership approach. Off the back of things like the 737 Max, we're convinced the authorities are going to put a huge amount of focus and attention to things like flight controls. We've got Honeywell doing our flight controls and avionics. We've got Rolls Royce doing our motor systems. Rolls are the leading player in electrical power train. We've got companies like GKN and Solvay.

So I think the first thing is, it's very much that combined expertise within the company and then expertise within our supply chain.

In terms of where we are as a company, we've actually been really strongly engaged with the European and UK regulators since about 2018. We are already well through our design organization approval. So this is a key stamp from the CAA to say Vertical has all the rules, tools, methods, processes, capabilities to design an aircraft. We've had a type certificate application in for a while now.

We've in fact, one of the areas we've deliberately vertically integrated within our company is around the battery systems. And we've been, in fact, we chair the working group that is defining all of the battery regulations for Europe. And have been very heavily engaged in not just shaping those regulations, but actually doing witness demonstrated tests with the authorities to really demonstrate, A) how batteries behave, but also to help us advance the technologies that we need to keep them safe and lightweight and high performing.

Our objective is to certify at the end of 2024. So we're going to be flying our winged vehicle back end of this year, getting into all the flight envelope expansion. As you would imagine, as a proper grown up engineering company, behind that though sits a huge amount of rig testing, simulation, pilot in the loop testing, all of those kind of other systems and verification work that underpins this.

And then from the 2024 timeframe, very deliberately we are certifying against the IASA rules. So I think this is something that is really not talked about much. If you look across the wider aviation industry, there is a real harmonization in the rules between the major bodies in the FAA and Europe in IASA.

It's curious to me coming into this industry a few years ago, that at the moment we see a difference. So the FAA is essentially adopting today's helicopter and light wing safety standards. And that is equivalent to one in 10 million failure rate per hour.

IASA has taken the view that this is going to be a bigger market. We are going to see lots of these vehicles flying around and over urban areas. And so from the outset, they have taken the decision to set a safety standard that is the same as commercial airliners. So one in a billion, that's a hundred times safer.

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It also plays into things like the software standards, the battery standards and so on. And so Vertical's ethos is very much one that we believe in from the outset designing our aircraft against that much more demanding safety standard. We think that that's going to give us not just a really strong route to market in Europe, but also actually a really powerful global opportunity.

We're already seeing other countries looking towards that high European safety standard. And also for me, it's a big risk reduction because I think the FAA over time will come under pressure to increase its safety standard. So, by going for that higher standard from the beginning, I think that future proofs our business and we're not then having to design a vehicle with a major re architecting to enable it to meet the higher safety standards.

George Gianarikas, Baird:

Can I actually dig in a little bit to that. Can you get into more specifics of the technical requirements, how they're different between IASA and the FAA. So, it seems to be a lot harder to get certified in Europe. What are the technical things that you have to do differently to get that certification relative to the United States?

Michael Cervenka, Vertical Aerospace:

Well, it is harder. And I think for us, this is also one of the differentiators around using these strategic partners who have decades of experience of certifying products to those higher safety standards. And I applaud some of our competitors, they've got some great aircraft in some cases. There is a massive challenge I think for what is essentially a series of startup companies trying to certify to those kind of safety standards on their own. And so we very much have taken that partnership approach.

In terms of how you design an aircraft, actually from a safety perspective, the first thing you do is you start with something called a functional hazard analysis. So within an aircraft, there are all sorts of systems and capabilities that are required to make the aircraft operate. And so you can actually break down the aircraft to say, right, well, if I want to hit that one in a billion rate at an aircraft level, what are all of the individual components that could fail? And how do you add up the combination of those to achieve that overall goal?

And what that really drives you to is redundancy. So if we look at things like the motor systems, it's not just about how many rotors we've got. Or what cascade affects you get if one rotor fails, can it take another rotor out? It's also even things like what the reliability of the motors are, the power electronics, and how do we demonstrate that. And there are industry approved and standardized approaches for doing that.

So clearly we're not going to fly a billion hours to prove a failure rate. But we have to then demonstrate capabilities in individual component level. So, actually that sets the whole system and architecture for the vehicle.

But then I think beyond that, it will also set things like the redundancy in some of the ... It will also set things like the redundancy in some of the structures, so fail safe mechanisms. If you lose part of the structure, you still have a structurally robust aircraft. And on the batteries, there are a huge number of very specific criteria around the battery. So things like we have to withstand a crash in the battery, we have to deliberately demonstrate that if a battery cell were to catch fire, let's say through a manufacturing defect, that we can contain that, we can fly the vehicle on, we can land, we can get the occupants out safely.

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So there are a whole series of other sort of effects beyond the one inability. And it also includes, if we take the flight controls as an example, there are different categorizations in the software. And so [Daley 00:13:46] is the highest level of software robustness. It requires a huge amount of additional documentation processes, testing to demonstrate essentially that you don't get a bug in the software or the software does something unexpected. So not only do we have redundancy in the flight control hardware architecture, but there's a huge amount of rigor that goes into developing the software itself and proving that that can meet the very highest safety standards.

So I think with all of that in mind, I think there's a big difference between certifying to that highest safety standard, and then reading that across to the FAA. There's a well-established route to do what's called foreign validation. And if you're going from a harder standard to an easier standard, essentially it's a paperwork exercise that literally takes a matter of weeks and you're just relaying the evidence you've already acquired. If you design the vehicle against the lower standard, if you're lucky, at best, it's a really hard job to convince the authorities that in doing that, you've met a higher standard. More likely, you will end up having to do major redesign and recertification of parts of the aircraft to meet the highest standard.

So it's very much a harder route to go from the easy standard to the harder standard. So for us, that's critical in terms of what does this mean at the end of the day. A, safety I think is so important to this industry and hence we uphold the highest standards, I think, that is required, but it also enables us to address the biggest total addressable market. Many of the near term opportunities, yes, the US is a really good market. It's clearly got some strategic significance for us. We've got a fantastic order with American Airlines, but having that higher safety standard really gives us an ability to address at a broader global market.

Ben Kallo, Baird:

Maybe just on the, since you mentioned it, the American Airlines order, there's a question from the audience. The commitments or orders, maybe distinguish between the two, if you can. If they're solid orders or if it's like an intent to buy. For a thousand aircraft from American and Virgin is a huge achievement, what is it about Vertical that made them choose you?

Michael Cervenka, Vertical Aerospace:

So it's American, Virgin and Avolon. And I think, firstly, let's talk about the order. So the orders are conditional. When you're at this stage in a program, of course, they have to be conditional. One of the obvious conditions is subject to us certifying the aircraft, but also American can pull out if they choose to. And that's the same for equivalent orders in other EVTOL companies at this stage.

I think there's a couple of things just to talk American specifically. So it's not just about them ordering our aircraft, they are investing in the PIPE. So they are investing in the company. But we really see it as a partnership. So actually we're actively working with them around things like with the pilot training, with the different routes to market. How do we navigate everything from airspace management to what the right infrastructure is. And we're not going to do some of those things, but having American as a really strong partner and helping shape that market opportunity for us is really important.

I think particularly with a US audience, inevitably people jump to American. Undoubtedly, they're the biggest airline in the world and they're really strategically important. I think it's also important to equally play up the Avolon and Virgin elements to this story. So if you look at the world today, 40 to 50% of large aircraft and 50 to 60% of narrow-body aircraft are bought by airlines through leasing companies. And one of the reasons for that is leasing companies have a really strong credit ratings. They have an ability to deploy assets.

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And in Avolon, we have the second largest leasing company in the world, I would argue by far the most entrepreneurial. And straight off, that gives us access at the C-suite level to about 150 airlines globally. It gives us a huge opportunity to really build in a whole range of different set of routes to market, different customers.

And I think our strategy, if we're not going to be owning the ride sharing business, we very much see ourselves as an OEM that does all those sort of direct adjacent aircraft servicing. But Avolon really gives us that global reach. And we see a real valuable route in terms of airport city centers as a key near term market. It's got huge advantages for airlines. If you think, just to start with, it's going to be first in business class passengers offering a far superior end to end journey. A bit like airlines did in the past, we chauffer limousines. But the ability to take off remote from a major air field to land airport security side and not to have to go through all the security stuff in the main airfield is just going to be a much more pleasant experience. And having that, where we're working with airlines rather than in competition to them, I think is really important.

And then Virgin's another interesting one, I mean, clearly an iconic brand, massively known globally. Virgin is very much actually around a regional opportunity. So in fact, in Europe, there are 230 cities that are within the range of the VA-X4 that have a population of 300,000 people or more. Europe naturally has more cities that are close to each other. And Virgin is very much around the sort of joint relationship that creates a ultra-short haul, regional opportunity within the UK.

And we would see that sort of model being replicated elsewhere in the world. And we do think there is a real opportunity around that in the city within Europe. And so the wing vehicle, firstly, gives us the ability to fly the distances and do the speeds and carry the pilot and the four passengers. But it also enables us to do some of the shorter missions really efficiently with a really rapid turnaround on that fee charge.

And so I think there are some different aspects to those relationships, but you can hopefully see that actually there's a sort of complimentary thread between those from a strategic commercial route to market perspective.

Ben Kallo, Baird:

Great. On slide 14, I think you do a good job of outlining partnerships. I think maybe George will have some questions too, but I wanted to start on the battery side where you have your in-house. So could you talk about maybe the decision to go in-house the battery and then if you know who you're partnering with on the cell side, if you can talk to us about that. And then the final part of the question is on solid state, we're starting to see more solid state companies coming to the public markets, even though they've been around for a long time. But what role does that play or is it needed at all to advance your strategy?

Michael Cervenka, Vertical Aerospace:

So if I just talk batteries first. So our general approach has been that we own the overall aircraft, design, certification, systems integration. And where we're working with partners, we very deliberately hire the people who are real experts, so we can be a really intelligent customer, and they're really intelligent partner. Working with companies like Rolls, Honeywell, and so on.

The batteries, to tell the truth, we did a really extensive due diligence. We sent out RFIs, RFPs to a number of companies. And the honest answer is, we were ahead of any of the companies we spoke to. This is an area where, today, a lot of the battery expertise is in automotive, and we've hired a really world-class battery team predominantly from Jaguar and Rover, some people from Dyson's electric vehicle program.

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And I guess firstly as an indication, we chair the working group that is defining all the battery regulations for Europe. So that gives an indication of the kind of expertise we got in the company. But we've really been on a several year journey with the authorities, both from a safety point of view. So we found that clearly, you can't just take an automated pack and put it into an aerospace product. The aerospace safety standards, the fundamental requirements around the battery architecture are very different, but also we'd done in parallel, a huge amount of work around optimizing the performance of the battery.

And at the end of the day, the batteries take up a large part of the vehicle weight. Anything we can do to improve the weight of the battery system has a big impact in terms of the payload and the capability of the vehicle. So I think the first bit from a technology point of view is we found that actually we were ahead in terms of the performance of the vehicle, the understanding around the general management, around the charging and the safety, and that was really differentiating in terms of the product.

I think the second bit for me is it's so critical to the commercials of the vehicle. So EV tools are demanding on batteries. To meet the safety requirements, we have to be able to come in to land in the most power hungry hover phase. We then have to assume we can't land and divert. So go back to inborn flight and land, and you have to be able to do that at the end of life with the most deteriorated battery.

And so we will swap the batteries reasonably often, and they will have only lost about eight to 10% of their energy. So, we have a huge advantage over helicopters and avoiding all of the maintenance costs. The energy costs are much lower than helicopters, but we do have to manage that battery. And so for us strategically to have control over that commercial, I think was really important.

And then I think, to your solid state point, one of the other really strong capabilities for us as a company is actually to become world-class at certifying new battery chemistries and bringing them to industrialization because we will see improvements in batteries with an actual replacement cycle we will want to do upgrades to existing vehicles and obviously bring them into new vehicles. So I think those are all the reasons for us doing that vertical integration, and we just saw, A, we were better placed to certify world-class battery system. But then from an industrial point of view, the control that gives us in terms of adapting to new forms of cells, I think is strategically really important.

In terms of cells, I think it's not something I can disclose publicly in terms of what cells we're using. They are from automotive. There are some really stringent requirements on the cells, particularly for the European standards. So some of the cells that are suitable for cars will not be certifiable for an aerospace product. And clearly, we need to find cell types that manage that combination of high power for the retail mission, good energy to give us range, and really strong commercial pricing and cost-focus to enable the economics. So those are all traits in the cell selection and security of supply, of course. We don't want to be in a position where suddenly our cell suppliers stops giving us cells, and then we've got aircrafts stuck on the ground a few months later waiting for a new battery system to be certified. So, this is one of the factors in the aviation space that we all need to consider.

George Gianarikas, Baird:

So you've listed a pretty impressive list of investors and partners, Microsoft, Rolls-Royce, Honeywell, American Airlines. Can you talk a little bit about Microsoft and what exactly they're doing in the partnership? You've said you can disclose your investment in the metrics around it and [inaudible 00:25:27].

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Michael Cervenka, Vertical Aerospace:

So I'll sort of leave people to look at the investment stuff, because, well it's publicly available. It's publicly available. And clearly as we go through the pipe process, you'll see the numbers around that. I think some of it's already in the F4 filing that we've issued.

We talked about the fact that aviation is really going through a disruption. For me, I spent 23 years with Rolls-Royce before joining Vertical. I [inaudible 00:25:54] engineering degree. I've lived and breathed aviation for a long time. I think it's a really exciting space where we are seeing a rate of technology progress at a...

... space where we are seeing a rate of technology progress that aviation is not used to. And so whilst we passionately believe in leveraging some world-class tier one companies, at an aircraft level the design freedom that this electrification is opening up is unprecedented for what aviation is used to. It's almost like going back to the early 1900s.

I would argue that some of the incumbents are ill-equipped to cope with that pace of change of technology and the design freedoms that it offers. And so, I'm absolutely convinced that some of the winners in the electrification of aviation are going to be very single-mindedly focused, but very agile companies like Vertical.

One of the things that is really interesting therefore is those companies not only are electrically native, but they are also digitally native. So in our case, we have no legacy digital systems. We are completely cloud-based software as a service. And actually that gives us an incredible opportunity to disrupt the way engineering is done right through from supply chain to operations, but also the whole B2C world. And so actually the Microsoft thing is much more than just an investment. I even got the chance to talk to their CEO a few weeks ago. How often do you get that chance to do that, and to talk to all of their top leadership team as 150 person startup?

Actually they recognize that not only are we doing some cool stuff, we are really strategic for them. We have a real opportunity with them to pioneer the development of really cutting-edge, state-of-the-art, high-performance computing simulation. So how do we shorten the design cycle? How do we simulate more and more advanced capabilities in these vehicles? And that's really important in terms of the performance and the cost and the capability, the time it takes to certify a vehicle.

And then we've got some of the below really top cloud architects helping us develop really the optimum cloud data lake systems that can leverage all of the digital capabilities that these vehicles offer. So the vehicles inherently are highly digital manufacturing footprints, and supply chains are highly digital. How do we leverage things like all that battery optimization, smart charging, and all the cost opportunities?

And then how do we see that all the way through, into different B2C and B2B models? I think it's really differentiating and disruptive, and there's some other pretty cool things that we're doing with them that we'll talk about in due course, but it's a real partnership and a real collaboration. We feel very privileged to have access to really some of the best talent in Silicon Valley and across Microsoft really helping us.

Ben Kallo, Baird:

That's great. Maybe the similar question on Rolls-Royce and the partnership there and your background at Rolls-Royce. Can you talk about that with the powertrain. And then specifically on the motor, how important for eVTOL is the motor, and the motors, do they use magnets? I know Tesla’s motors are starting to use magnets and are more efficient. So if you talk about the Rolls-Royce and then the motors in the powertrain.

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Michael Cervenka, Vertical Aerospace:

It's sort of interesting for me. I mean, I spent most of my career at Rolls-Royce developing, certifying, supporting gas turbines, initially military, and then most of Rolls' civil large engines. I was only really lucky in spending the last four years working for the group CTO and I effectively ran Rolls' equivalent of Skunk Works. And so I had the chance to really explore how companies can use things like AI, computer vision, IoT, AR, VR, etc., but also I led all of the future product stuff for Rolls across all of its businesses, beyond the scope and horizon of the current businesses.

In that, I actually co-wrote the electrical strategy for the company. So it was quite nice to come out of Rolls and then for them actually to see that sort of matured to the point where we are the chosen route to market for the UAM business.

I think, a couple of things. So Rolls clearly is a world leader in propulsion systems and safety-critical propulsion for aviation. And it's been doing that for a very long period of time. I think the interesting bit in the electrical space is a few years ago, they acquired the Siemens eAircraft division. And this was an incubator business that Siemens was incubating with the aim of bringing all of its electrical capabilities into aviation. And Siemens did a brilliant job in maturing that, but it got to the point where actually they really needed an aerospace company to take that all the way through and to understand the certification standards and understand how to commercialize that in an aerospace manner. And so that led to the acquisition of that group by Rolls.

I think with Rolls, and this is very much our approach to choosing partners, we have this really interesting combination of deep aerospace expertise, but also some of that pioneering startup mentality. And we're leveraging the fact that Rolls has been developing lightweight electric motors for aviation products for the last six years. They've done, I think, 1,200 flight hours of electric-powered aircraft across numerous different types. So they've got, if you like, a bank of technology and a bank of processes and capabilities to do that.

In terms of the X4, they are developing a very bespoke system for our vehicles. So in terms of the importance of the motor systems, firstly it's a big driver in vehicle weight. So not only are there in our case eight motors, so every kilogram of weight on the motor that you can multiply by eight, but also there have been structural locations off the end of wings, where they have a knock-on effect onto the rest of the vehicle.

And these vehicles are achievable with today's technology. I should have said in terms of batteries, we're not relying on something that's in our lab. We are using absolutely stuff that is off the shelf in manufacture today, but anything we can do to get weight out of the motor system has a real impact in terms of the sizing of the vehicle and a real impact in terms of the performance and payload and range of the vehicle.

So firstly, Rolls is bringing all of that technology together in a highly integrated box, if you like, that basically is electrons in and power out. Getting that weight down and the integration down is really critical to the performance of the vehicle. But they're also doing that against that IASA certification framework. So not only are they developing what we think will be class-leading in terms of the power-to-weight ratio of the motors, they are doing that with the redundancy and the absolute certification requirements in mind from the get go. So inherently, yes, they have motors, they have redundance magnets in the motors, we have redundancy in the motor systems, redundancy in the inverter systems, et cetera. And that's all necessary to hit the one in a million failure rate.

Ben Kallo, Baird:

Can you put a little bit more meat to the bone on your manufacturing plans. Slide 22 you talk about... 23 [inaudible 00:33:09] being the beginning. Can you tell us a little bit about who you're working with and how you plan to get to the 1500 aircraft per year?

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Michael Cervenka, Vertical Aerospace:

So I think that there's a broader point here, which is we have a very deliberately asset-light business model. So you will see in the SPAC that we're raising, we are raising deliberately considerably less than some of the retail companies. An element of that is around certification. So our estimates are if we were doing it all ourselves compared to leveraging the partners, we would be spending well north of another half a billion dollars. And we're leveraging, particularly with Rolls, Honeywell, with Solvay, with GKN, all of the technology pipelines, but are actually directly investment they are making in kind in certifying and developing that product. So this is money we are not spending.

Similarly, we have a strong view of being a predominantly OEM company. So again, we're not going to be owning our assets. We've been pretty conservative in the financial model. We're not assuming customer deposits, but we all know as we get towards certification, we will have the potential to get significant customer deposits.

From an industrial point of view, really our focus is going to be around doing the back three assemblies. So we will buy in the cells, but we will build up the modules all the way through to the final battery packs. And we will do the final aircraft assembly. But many of the components, subsystems, et cetera will be manufactured in the supply chain. And I think there's a real opportunity to leverage real industrial capabilities in our suppliers to help us on that journey.

The way I think of it is our footprint from an industrialization point of view is very much around that final assembly. We're going to bring in major parts of the aircrafts that have already been fully wired, fully commissioned, fully tested. And so really it's a plug-and-play in terms of the final assembly.

Probably the biggest area we'll be focusing on in terms of our own sort of assembly activity will be the fuselage. So I'm sure it will come in with all the cabling installed, but then kitting out all of the electronics, the cabins, the cockpit systems, the seats, all of those kind of things I would expect we will do in our final assembly line.

I think there are too many parallels made between mass automotive. These are not vehicles that are going to be in the tens or hundreds of thousands of vehicles a year anytime soon, but there absolutely are some parallels with high-end automated. So we're talking to high-end automator companies and so on. But I think the real opportunity is how we push as much of that into the supply chain.

And Solvay is perhaps a good example on that. So we've got a really strong strategic partnership with Solvay. Solvay is one of the top three aerospace composite manufacturers, but they also supply into automotive and into Formula 1. And they are very much developing the cutting edge capabilities in terms of rate capable composite manufacture, with the automotive sector in mind. So composites give huge advantages in terms of weight, in terms of crash capabilities and so on, but they are not widely used in automotive. And so Solvay is on that journey to demonstrate that actually there are many composite components that you can make with incredibly short takt times and really bring in that automated mass manufacturing.

They are a fantastic partner for us when we think about how do we work with suppliers, and really push the bounds of what aviation is used to, and really design a vehicle that is designed for manufacture and designed [inaudible 00:36:47].

Ben Kallo, Baird:

That's great. Maybe just adding onto the partnerships that we've been talking about, there's a question from the audience that planning a 2024 entry for the X4, the question is, it seems quite aggressive even with your strong partnerships. But could you outline the main challenges and risks within that?

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Michael Cervenka, Vertical Aerospace:

So yes, it is aggressive. This is a faster pace than aviation is used to. I think there are a few opportunities for us in that. Firstly actually, we've been at this for over five years. As I said, we've been really heavily engaged with the authorities since 2018. We're already well through the design and development of the winged vehicle. So it's not like we're just coming to the market now having just started the company. We've been at this for a while.

When you look at the kind of products we're developing, they have far fewer components than a jet engine or a large aircraft. And the manufacturing lead times on those components are significantly shorter. So actually that design through to manufacture and being able to test components is compressed compared to what you can do in aviation.

But I think there's a really strong bit around the culture and the style and the approach to the company. We've actually kept the company relatively small. So we have about 150 people today, deliberately smaller than some of the other eVTOL players. Partly that is to leverage some of this supplier capabilities. But it's also to keep us really lean and focused and agile. Obviously I've seen many aerospace companies, we've had many other aerospace experts come and see us. And one of the observations they give is the speed at which we're doing things and what we're achieving is incredible. It certainly blew away my conceptions around what is possible. A really highly-skilled but well-staffed and agile company that is very single-mindedly focused, has a much shorter decision [inaudible 00:39:03] much more [inaudible 00:39:03] making those decisions-looking forward. I think none of us would say that 2024 is without risk. Aviation certification is a really big challenge. We've had actually some quite extensive due diligence as part of the SPAC process on the [inaudible 00:39:20] that they were convinced that Vertical had all the capabilities to certify an aircraft. They felt that 2024 was achievable. I think none of us would say that doesn't have any risk of slipping.

My own view is the slips are going to be measured in months. And if we have some slips, it's going to be in the 2025 timeframe. But I think we've got absolutely every chance of certifying in 2024 and that's very clearly our objective.

And I also think actually, frankly if we certify in 2024 or 2025, what really matters is to certify to the higher standard with a really great product.

There is clearly several players in this market. Our own view is that the market demand is going to significantly outstrip the supply. There are many companies that are not going to make it through certification. And so we've very much set our stall out about making sure we do certify with a safe product and that it [inaudible 00:40:12] to be that.

Ben Kallo, Baird:

Maybe one more from me, and then George, if you'll close it out. Could you talk maybe a little bit about your decision to go with the business model of being an OEM versus the service provider to ... We had Joby on earlier, we had Blade on earlier, two different models, and then you as an OEM. But could you talk about that? And you're very technology focused, it seems like selling the technology might be giving it away. So how does that enter into your thought process of your strategy?

Michael Cervenka, Vertical Aerospace:

So, I think that firstly, we come from the perspective of certifying one of these vehicles is a really big challenge for all of these companies. And by having the business model that we have, it means we have a laser like focus on that part of the business. And the minute you start to do more things, just in terms of your focus, your management bandwidth, et cetera, it inevitably gets spread a bit thinner.

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I think there's such a big market opportunity, we don't feel we have to capture every single dollar in the value chain. If you look at the way aviation works today, it is completely a partnership approach. And Boeing tried to be an airline and an air framer, and that didn't work. And they've not gone back to that. And so why is that going to change in an urban air mobility space?

Many of the market opportunities we give or enable, I think are much better done in a partnership. If we take that American example, American, they are experts in managing aircraft and in optimizing revenue passenger miles, that is their business. They have all of that customer relationship, they have the brands, they know how to train pilots, how to operate aircraft. And by being a partner with them, with them owning the aircraft, they can offer a seamless journey. So, they will offer tickets where you get on an eVTOL, it takes you to the airport, you get on your aircraft, etc., at the other end, and it's one seamless journey.

And for me, that feels a really compelling proposition to the end user. And the brand strength of someone like American I think is really powerful.

I think the other big difference is this is a global market. So if we were trying to stand up our own ride sharing business, to do that globally is a massive undertaking and that will be a bottleneck. So our strong view, back to we think supply is going to exceed demand, I think there's a real opportunity for us as an early mover with that higher certification standard to really scale more quickly. So a lot of the strategy and ethos around the company is how do we capitalize on that early mover advantage.

Well, from an industrial and certification point, we use the industrial partners to de-risk certification and to help get to cert. And then to enable us to manufacture at a rate more quickly than if we were trying to do it all ourselves.

And then in terms of route to market, we're not going to have to stand up a ride sharing business with all of the challenges in terms of negotiating infrastructure, in negotiating landing rights, talking to airport, city planners, et cetera, all over the world. We can do that as part of an ecosystem of partners.

And so for me, that is a far easier and more seamless way to scale. And yes, there is a cash flow impact because of course it means that we will be cashflow positive. I think we need less than a hundred aircraft manufactured a year to break even. We need less than 400 in fact to recoup our entire costs. That would look very different if we were trying to do everything else.

Of course, it means we're giving up some of the value in that aftermarket, but in a supply constrained market, there is plenty of room for us to make a really good return on our investment. And to do that in a way that enables us to scale much more quickly.

George Gianarikas, Baird:

If you could fast forward 10 years from now and think about the different modes of transport. How do you see your mode of transport playing synergistically with others? And how do you see it disrupting others?

Michael Cervenka, Vertical Aerospace:

So there's clearly an immediate disruption around helicopters, whether it's in medevac for hospitals through to operations like Blade and others that are doing operations with helicopters today. And we're not going to disrupt all of helicopters. If you want to carry a really big payload or you want to spend a long time in hover, helicopters are the answer. Some of helicopter missions will get replaced by drones, but there's a huge swathe in the middle.

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And even when you ... there's obviously a lot of hype around long-term markets. The helicopter business is a $50 billion business with 30,000 helicopters out there. There's a huge disruption and displacement opportunity.

As I said, we're 30 to a 100 times quieter, we're a hundred times safer, we're a fifth of the operating costs and zero emissions. I think there's a lot of hype around the intra city. We think the intra city will be the biggest market, but it's going to take time. It's going to take time in terms of ground infrastructure. So lots of verticals to enable people to fly within a city. It's going to take time in terms of air traffic management. So the air traffic systems are not yet ready to allow lots and lots of vehicles to fly in low altitude airspace.

But actually, organizations like NATS in the UK, our air traffic capabilities, and many others in the world, are developing that. So that is going to come.

And there's also a big piece around public acceptance and perception. So I think one of the drivers here is A) clearly we're environmentally friendly and we're much lower noise. But I think it's going to take time for the public to sort of appreciate that, appreciate the differences in safety. And then something that is something that is affordable for most people in most cities. So this is not about billionaires flying a noisy helicopter over your head. This is something that the wider public can actually benefit from. But that's going to take time.

So I think over time we will see more of those intra-city opportunities. I think it's not going to be the door to door that people think for a very long time. My view is autonomy is going to take many years of demonstrating that capability before it's allowed in most parts of the world. And so we're going to be talking about quite large piloted vehicles operating from dedicated infrastructure. But that will build out. So it will be very much a multimodal solution.

Nearer term, actually I think there's a great intercity opportunity. So in Europe, there's 230 cities within a hundred miles of each other with a population of 300,000 people. Many of those have real geographic constraints and real challenges over connectivity. So almost I draw the parallel to telecoms where Africa has just bypassed going for landlines and gone straight to mobile. There's an element of that kind of analogy playing out in terms of connecting people in regions much more effectively.

And so I think those will be the kind of opportunities. We will of course see improvement in battery technology, we will get to bigger vehicles, autonomy will change the dynamic in terms of what the right vehicle size is. That's all going to come. Clearly long-term, I think there is a huge addressable market for these kind of vehicles and it'll go through many iterations.

And so it's not just, I think for me, the companies that come first to market, but those that actually have that wider access to leading edge technologies and the agility to upgrade and to bring in new variants that for me will be a really key element to the long-term winners in this space.

Ben Kallo, Baird:

That's very helpful. Thank you, Michael. Thank you everyone in the audience for joining us. We look forward to following your progress. Take care.

Michael Cervenka, Vertical Aerospace:

It's been my pleasure. Thank you very much.

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Additional Information and Where to Find It

This communication relates to a proposed transaction between Vertical Aerospace Group Ltd. (together with its affiliates, “Vertical”) and Broadstone Acquisition Corp. (“Broadstone”). This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Vertical, Broadstone or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, Vertical has filed a registration statement on Form F-4 with the SEC, which will include a proxy statement of Broadstone in connection with Broadstone’s solicitation of proxies for the vote by Broadstone’s shareholders with respect to the proposed transaction and a prospectus of Vertical. Broadstone also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vertical and Broadstone through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Vertical may be obtained free of charge from Vertical’s website at https://vertical-aerospace.com/ or by written request to Vertical at Vertical Aerospace Group Ltd., Unit 1, Camwal Court, Chapel Street, Bristol, BS2 0UW, and the documents filed by Broadstone may be obtained free of charge by directing a request to: info@broadstoneacquisitioncorp.com.

Participants in Solicitation

Vertical and Broadstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadstone’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Additional Information and Where to Find It

In connection with the proposed business combination, Vertical has filed a Registration Statement on Form F-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. Broadstone’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Vertical, Broadstone, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Broadstone as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: info@broadstoneacquisitioncorp.com.

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Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Broadstone’s and Vertical’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Broadstone’s and Vertical’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Broadstone’s and Vertical’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Broadstone and Vertical following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Broadstone and Vertical, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the ability to implement business plans, forecasts and other expectations after the completion of the business combination, and identify and realize additional opportunities; (6) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (7) the potential inability of Vertical to obtain the necessary certifications on the timelines projected; (8) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (9) the impact of COVID-19 on Vertical’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to list Vertical’s ordinary shares on the NYSE following the proposed business combination; (11) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (12) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Vertical to grow and manage growth profitably, and retain its key employees; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that Vertical or Broadstone may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties indicated from time to time in the final prospectus of Broadstone for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Broadstone’s other filings with the SEC. Broadstone cautions that the foregoing list of factors is not exclusive. Broadstone cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Broadstone does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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